Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 16, 2022, and the related Letter of Transmittal (as defined below). The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. The Purchaser (as defined below) is not aware of any jurisdiction where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If the Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, the Purchaser will make a good-faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good-faith effort, the Purchaser cannot comply with the state statute, the Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Spirit Airlines, Inc.

at

$30.00 Net Per Share

by

Sundown Acquisition Corp.,

a wholly-owned subsidiary

of

JetBlue Airways Corporation

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME,

ON JUNE 30, 2022, UNLESS THE OFFER IS EXTENDED.

Sundown Acquisition Corp., a Delaware corporation (the “Purchaser”) and a direct wholly-owned subsidiary of JetBlue Airways Corporation, a Delaware corporation (“JetBlue”), is offering to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Spirit Airlines, Inc., a Delaware corporation (“Spirit”), at a price of $30.00 per Share, net to the seller in cash, without interest and less any required withholding taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 16, 2022 (as it may be amended or supplemented from time to time, the “Offer to Purchase”) and the related letter of transmittal that accompanies the Offer to Purchase (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). In this announcement, unless the context requires otherwise, the terms “we,” “our” and “us” refer to JetBlue and its subsidiaries (including the Purchaser), collectively.

Consummation of the Offer is conditioned upon, among other things: (i) there being validly tendered and not withdrawn on or prior to the Expiration Date (as defined in the Offer to Purchase) a number of Shares which, together with any Shares then owned by JetBlue and its subsidiaries (including the Purchaser), represents at least a majority of the total number of Shares outstanding on a fully diluted basis; (ii) the Agreement and Plan of Merger, dated February 5, 2022 (as amended from time to time, the “Frontier Merger Agreement”), among Spirit, Top Gun Acquisition Corp., a Delaware corporation (“Frontier Merger Sub”), and Frontier Group Holdings, Inc., a Delaware corporation, having been validly terminated in accordance with its terms; (iii) the Spirit stockholders having not adopted the Frontier Merger Agreement and not approved the transactions contemplated thereby; (iv) JetBlue, the Purchaser and Spirit having entered into a definitive merger agreement (in form and substance satisfactory to JetBlue in its reasonable discretion) with respect to the acquisition of Spirit by JetBlue providing for a second-step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with Spirit surviving as a wholly-owned subsidiary of JetBlue, without the requirement for approval of any stockholder of Spirit, to be effected promptly following the consummation of the

Offer, and such merger agreement having not been terminated and the conditions to effecting the Potential Merger (as defined in the Offer to Purchase) pursuant to Section 251(h) of the DGCL being satisfied upon the acceptance for payment of Shares tendered pursuant to the Offer; (v) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any customary timing agreement with any governmental entity to toll, stay, or extend any such waiting period, or to delay or not to consummate the Offer, having expired or been earlier terminated; (vi) all consents, registrations, notices, waivers, exemptions, approvals, confirmations, clearances, permits, certificates, orders, and authorizations required to be obtained from, or delivered to, as applicable, the U.S. Federal Aviation Administration, the U.S. Department of Transportation, and the Federal Communications Commission in connection with the consummation of the Offer having been obtained or delivered, as applicable; (vii) all other authorizations, consents, orders, approvals, filings, declarations and expirations of waiting periods required under the antitrust or competition laws of any foreign jurisdictions applicable to the transactions contemplated by the Offer to Purchase having been obtained; (viii) there not having occurred any change, event, circumstance, development, condition, occurrence or effect that, in the reasonable judgment of JetBlue, has had, or would reasonably be expected to have, individually or in the aggregate, a Spirit Material Adverse Effect (as defined in the Offer to Purchase); (ix) Spirit or any of its subsidiaries or affiliates not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of JetBlue, the Purchaser’s or JetBlue’s ability to acquire the Shares or Spirit or otherwise diminishing the expected value to JetBlue or its subsidiaries of the acquisition of Spirit; and (x) the Purchaser being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the DGCL. Other conditions to the Offer are described in the Offer to Purchase under the heading “The Offer — Section 14 — Conditions of the Offer.” Provided that all conditions of the Offer are satisfied or waived (if such condition is permitted to be waived pursuant to applicable law), the Purchaser will purchase all Shares validly tendered and not validly withdrawn on or prior to the Expiration Date.

Consummation of the Offer is not subject to any financing condition.

We are seeking to enter into a definitive agreement for the acquisition of Spirit by JetBlue, and are prepared to engage with Spirit immediately. We are making the Offer because the Spirit Board has refused to meaningfully engage with us with respect to our initial proposal to acquire all of the outstanding Shares for $33.00 per Share in cash, made on March 29, 2022, which we believe was clearly superior to the proposed merger contemplated by the Frontier Merger Agreement, pursuant to which Frontier Merger Sub will merge with and into Spirit, with Spirit continuing as the surviving corporation (the “Proposed Frontier Transaction”). Although, under the terms of the Frontier Merger Agreement the Spirit Board is permitted to engage in discussions with us since they determined our proposal could reasonably be expected to result in a Superior Proposal (as defined in the Frontier Merger Agreement), the Spirit Board has refused to meaningfully engage with JetBlue with respect to a negotiated transaction. Because we believe our initial proposal to acquire Spirit was clearly a Superior Proposal, we are making the Offer directly to Spirit stockholders on the terms and conditions set forth in the Offer to Purchase as an alternative to the Proposed Frontier Transaction.

Subject to applicable law, we reserve the right to amend the Offer in any respect (including amending the Offer Price). In addition, in the event that we enter into a merger agreement with Spirit and such merger agreement does not provide for a tender offer, we reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by us and Spirit and specified in such merger agreement.

The Offer has not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of the Offer or upon the accuracy or adequacy of the information contained in the Offer to Purchase or the related Letter of Transmittal. Any representation to the contrary is a criminal offense.

The term “Expiration Date” means 5:00 p.m., New York City time, on June 30, 2022, unless extended, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire. We may, in our sole discretion, extend the Expiration Date of the Offer at any time or from time to time for any reason. If the Offer is extended, we will inform the Depositary (defined below) of that fact and will issue a press release announcing the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the Offer was scheduled to expire. See the Offer to Purchase under the heading “The Offer — Section 1 — Terms of the Offer”.

For purposes of the Offer, we will be deemed to have accepted for payment tendered Shares when, as, and if we give oral or written notice of the acceptance to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”). The Purchaser will pay for Shares accepted for payment pursuant to the Offer by depositing the purchase price with the Depositary, which will act as agent for the tendering stockholders for purposes of receiving payments from the Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will the Purchaser pay interest on the consideration paid for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in making such payment.

In all cases, the Purchaser will pay for Shares tendered and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of: (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase)); (ii) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) or Agent’s Message (as defined in the Offer to Purchase) in lieu of a Letter of Transmittal; and (iii) any other documents required. For a description of the procedure for tendering Shares pursuant to the Offer, see “The Offer — Section 3 — Procedure for Tendering Shares” in the Offer to Purchase. Accordingly, payment may be made to tendering stockholders at different times if delivery of the Shares and other required documents occurs at different times.

A stockholder may withdraw Shares that it has previously tendered pursuant to the Offer pursuant to the procedures set forth below at any time before the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after July 15, 2022, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by the Purchaser pursuant to the Offer. If we extend the Offer, delay acceptance for payment or payment for Shares or are unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except as otherwise provided in the Offer to Purchase under the heading “The Offer — Section 4 — Withdrawal Rights”. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered the Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn, or in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares. See “The Offer — Section 4 — Withdrawal Rights” in the Offer to Purchase.

We will interpret, in our discretion, the terms and conditions of the Offer (including the instructions hereto). We will determine, in our discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal. We also reserve the absolute right to waive any defect or irregularity in the withdrawal of Shares by any stockholder, whether or not similar defects or irregularities are waived in the case of any stockholder. None of JetBlue, the Purchaser or any of their respective affiliates or assigns, the Depositary, Innisfree M&A Incorporated, our information agent for the Offer (the “Information Agent”) or any other person will be under any duty to give notification of any defect or irregularity in any notice of withdrawal or any waiver of any such defect or irregularity or incur any liability for failure to give any such notification.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

In general, the receipt of cash in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. See “The Offer — Section 5 — Certain Material U.S. Federal Income Tax Consequences” the Offer to Purchase. Each holder of Shares should consult its own tax advisor about the particular tax consequences of tendering its Shares in the Offer (including the application and effect of any state, local or non-U.S. income and other tax laws).

The Offer to Purchase and the related Letter of Transmittal contain important information and both documents should be read carefully and in their entirety before any decision is made with respect to the Offer. We are making a request to Spirit for the use of its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Spirit’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at our expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

501 Madison Avenue, 20th Floor

New York, New York 10022

Stockholders May Call Toll Free: (877) 800-5190

Banks and Brokers May Call Collect: (212) 750-5833

May 16, 2022

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